Exhibit 99.1

For Immediate Release

TFI International Acquires Vedder Transportation Group

Acquisition establishes TFI International’s Canadian coast-to-coast food grade tank truck network

Montreal, Quebec, September 5, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of Vedder Transportation Group (“Vedder”) which specializes in the tank truck transport of food grade liquids and dry bulk commodities. Headquartered in Abbotsford, British Columbia where it began operations in 1956, Vedder was one of the first companies in Western Canada to use tanker trucks to transport liquid food grade products, with operations now spanning British Columbia to Manitoba. With more than 155 tractors and nearly 300 trailing units, a food grade wash rack, railcar transload and warehousing, and maintenance and repair facilities, Vedder generates annual revenues in excess of CAD $80 million. Run by President Fred Zweep, Vedder will join TFI International’s Specialized Truckload business segment.

“For many years TFI International has been a leading provider of reliable, safe, and cost-effective tank truck services to the liquid and dry bulk food grade market in Eastern Canada. With the acquisition of Vedder, we add the premier provider of such services in Western Canada along with a network of strategically located facilities, making TFI the premier Canadian coast-to-coast provider of food grade tank truck transportation services,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “We extend a warm welcome to Fred, to Larry Wiebe whose family started the business in 1956 and who remains an advisor, and to their many colleagues throughout the Vedder organization, and we look forward to watching their future success under the TFI International umbrella.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com